As filed with the Securities and
Exchange Commission on January 31, 2001.              Registration No. 333-44686

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                            AMENDMENT NO. 4 TO
                        FORM S-3 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                                ----------------

                     PACIFIC AEROSPACE & ELECTRONICS, INC.
            (Exact name of registrant as specified in its charter)

                               -----------------

        WASHINGTON                                               91-1744587
(State or other jurisdiction                                  (I.R.S. Employer
    of incorporation or                                      Identification No.)
       organization)

                      430 Olds Station Road, Third Floor
                              Wenatchee, WA 98801
                          (509) 667-9600 (telephone)
                          (509) 667-9696 (facsimile)
      (Address, including zip code, and telephone and facsimile numbers, including area code, of registrant's principal executive offices)

                               -----------------

                               Donald A. Wright
                      430 Olds Station Road, Third Floor
                              Wenatchee, WA 98801
                          (509) 667-9600 (telephone)
                          (509) 667-9696 (facsimile)
                    (Name, address, including zip code, and
  telephone and facsimile numbers, including area code, of agent for service)

                                   Copy to:
                            L. John Stevenson, Jr.
                                Stoel Rives LLP
                         One Union Square, 36th Floor
                             600 University Street
                            Seattle, WA 98101-3197
                          (206) 624-0900 (telephone)
                          (206) 386-7500 (facsimile)

       Approximate date of commencement of proposed sale to the public:
   From time to time after the effectiveness of this registration statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with a dividend or interest reinvestment plan, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

============================================================================================================
 Title of each class      Amount to be        Proposed maximum        Proposed maximum         Amount of
 of securities to be      Registered(1)      offering price per      aggregate offering       Registration
 registered                                       share(2)                price(2)               Fee(2)
------------------------------------------------------------------------------------------------------------
Common Stock            1,607,010 shares           $1.47                 $2,362,305               $624
============================================================================================================

(1)   Including:

     (a)  1,142,860 shares of common stock issued on July 27, 2000;

     (b) up to 385,000 shares of common stock issuable upon exercise of the closing warrants held by two selling shareholders; and

     (c) up to 79,150 shares of common stock issuable upon exercise of a warrant held by one selling shareholder.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on an estimated value of $1.47 per share. This value equals the average of the high and low prices of the common stock on the Nasdaq National Market System on August 21, 2000. An amount exceeding this registration fee was paid on August 28, 2000, upon the filing of this registration statement.

--------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until either (1) the registrant files an amendment specifically stating that this registration statement shall become effective under section 8(a) of the Securities Act of 1933, as amended; or (2) until the date that the Securities and Exchange Commission declares this registration statement to be effective.

--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Resale Prospectus


Subject to Completion, dated January 31, 2001

                 [LOGO] PACIFIC AEROSPACE & ELECTRONICS, INC.

                       1,607,010 SHARES OF COMMON STOCK


These shares of common stock are being offered and sold from time to time by three of our current shareholders or warrant holders. Two selling shareholders are offering a total of 1,142,860 shares of common stock that they purchased from us in a private placement, and three selling shareholders are offering up to 464,150 shares of common stock that they may receive upon exercise of warrants that they hold. We will not receive any of the proceeds from sale of these shares. See page 25 for the names of the selling shareholders.

The selling shareholders may offer the shares to the public at fixed prices, prevailing market prices, formula prices relating to prevailing market prices, or negotiated prices.


Our common stock is traded on the Nasdaq National Market System under the symbol "PCTH." On January 25, 2001, the closing price of our common stock was $.50 per share.


Our executive offices are located at 430 Olds Station Road, Third Floor, Wenatchee, Washington, and our telephone number is (509) 667-9600.

POTENTIAL INVESTORS SHOULD CONSIDER THE RISK FACTORS STARTING ON PAGE 3 BEFORE PURCHASING THE SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES, OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              _________  __, 2001

                               TABLE OF CONTENTS

Section                                                                     Page
-------                                                                     ----
Risk Factors...............................................................   3

Our Business...............................................................  16

Recent Developments........................................................  16

Information Incorporated by Reference......................................  17

Available Information......................................................  18

Selling Shareholders.......................................................  19

Plan of Distribution.......................................................  26

Experts....................................................................  27

Legal Matters..............................................................  27

                             ______________________


Prospective investors may rely only on information contained in this prospectus or incorporated into it by reference. Neither Pacific Aerospace & Electronics, Inc. nor the selling shareholders have authorized any person to provide prospective investors with any information other than that contained in this prospectus.

                             ______________________

                                  RISK FACTORS

______________________________________________________________________________
An investment in shares of our common stock involves risks. You should carefully consider all of the information set forth in this prospectus. In particular, you should evaluate the following risk factors before making an investment in the shares of our common stock. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Some of these risk factors contain forward-looking statements. These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Any of these risks or uncertainties may cause actual results or future circumstances to differ materially from the forward-looking statements set forth in this section.

______________________________________________________________________________

We have reported net losses for recent periods, and we may continue to incur net losses, which could jeopardize our operations and decrease our stock value.

We reported a net loss of $12,869,000 for our fiscal year ended May 31, 1999, a net loss of $13,049,000 for our fiscal year ended May 31, 2000, and a net loss of $7,195,000 for the six months ended November 30, 2000. We believe that we will continue to incur net losses for the remainder of fiscal 2001 and that such losses could be substantial. We can offer no assurance that we will achieve profitable operations or that any profitable operations will be sustained. Our ability to achieve a profitable level of operations in the future will depend on many factors, including our ability to reduce the level of our debt, to assimilate our recent and potential future acquisitions, to finance production and to realize acceptable gross profits on the products we sell. Future profitability will also depend on our ability to develop new products, the degree of market acceptance of our existing and new products, and the level of competition in the markets in which we operate. If we continue to incur net losses, our cash flow position could be further damaged, our operations could be jeopardized, and our stock price could decrease.

Our inability to generate cash if and when needed could severely impact our ability to continue as a going concern.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors in their most recent report stated that Pacific Aerospace has suffered recurring losses from operations which raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If we are not sufficiently successful in generating cash from operating activities, we may need to sell additional common stock or other securities, or we may need to sell assets outside the ordinary course of business. If we need to dispose of assets outside of the ordinary course of business to generate cash, we may not be able to realize the carrying values of those assets upon liquidation. If we are unable to generate the necessary cash, we could be unable to continue operations.


We need to raise additional cash or we will not be able to fund our operations or to make our scheduled February 1, 2001 interest payment before an event of default occurs.

Our existing cash and credit facilities are not sufficient to meet our obligations as they become due during fiscal 2001. Consequently, we need to obtain additional cash. Our actual cash needs will depend on the amount of cash generated from or used by operations. We cannot predict accurately the amount or timing of our future cash needs. Our next semi-annual interest payment of approximately $3.6 million on our 11 1/4% senior subordinated notes is due on February 1, 2001. We do not currently have sufficient cash to make this payment, and we will not make the payment on February 1. We have a grace period of 30 days after February 1, 2001 to make the payment before an event of default occurs under the indenture governing our 11 1/4% senior subordinated notes. If we cannot obtain sufficient additional cash to make the interest payment before the 30 day grace period expires, an event of default will occur under the indenture. We also need to raise additional cash to fund our operations. If we are unable to obtain sufficient cash when needed to fund our operations, to make this interest payment within the grace period and to pay our other obligations when due, we may be forced to seek protection from creditors under the bankruptcy laws.

If we are unable to renew our lines of credit or obtain new lines of credit, we may be unable to fund our operations.

Our U.S. operating lines of credit expired on September 5, 2000, and have been extended through February 5, 2001. Due to our continued losses, our current U.S. senior lender has decided not to renew our current revolving line of credit once we have found a replacement lender. We are currently negotiating to obtain a replacement revolving line of credit and possible additional term loan financing in the U.S. Our current senior lender in the U.S. has orally expressed willingness to extend our current revolving line of credit until a replacement facility is in place, but we do not have a written commitment to this effect. Our line of credit in the U.K. expired in November 2000. That line of credit has been extended through February 28, 2001, but the effective borrowing limit has been reduced from (Pounds)3.5 million to (Pounds)1.5 million. We have requested renewal of that line. We may find it more difficult to renew our credit lines or obtain new lines of credit, and we may have to pay higher interest rates, because our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. If we are unable to renew or replace our credit lines, we may not have enough cash to fund or sustain our current operations or to meet our obligations as they become due, including the $3.6 million interest payment on our 11 1/4% senior subordinated notes that is due on February 1, 2001.

We have significant debt that adversely affects our financial condition.

At May 31, 2000, our total long-term debt was approximately $69.2 million, or approximately 48% of our total assets. We have a 1.9 to 1 debt-to-equity ratio. In general, this ratio is an indication of our ability to service our debt. The higher the ratio, the more difficult it will be to satisfy our debt obligations. However, as we have a total tangible stockholders' deficit of approximately $2 million at November 30, 2000, we do not believe that this ratio is a good indication of our ability to service our debt. Unless we increase our cash flow from operations, our current debt-to-equity ratio, coupled with continued losses, indicates that we may have difficulty satisfying our debt obligations in the future. We incurred substantial debt and payment obligations to finance the acquisition of our European Aerospace Group, which was formed when we acquired Aeromet International PLC in 1998. This debt, which consists of our senior subordinated notes, currently constitutes $63.7 million of our long-term debt and bears interest at 11.25% per year. In addition, at November 30, 2000, our balance sheet includes approximately $3.3 million of deferred financing costs, which are being charged off to interest expense over the period that the related debt is expected to be outstanding. We recently announced our intention to sell our European Aerospace Group in order to reduce our outstanding senior subordinated notes. We do not yet know whether we can sell Aeromet or, if it is sold, the amount of net proceeds available to reduce our debt. Our debt could make us unable to obtain additional financing in the future. It could also divert a significant portion of our cash flow to principal and interest payments and away from operations and necessary capital expenditures. Our debt has significantly increased our interest expense and net loss, and we expect the interest expense to continue to increase our net loss for the foreseeable future. Our debt also puts us at a competitive disadvantage in relation to competitors with less debt and limits our flexibility to adjust to downturns in our business or market conditions.

If we are not able to pay our debt, our lenders could accelerate the principal owing on our debt, which we do not have the funds to pay.

If we do not generate sufficient cash flow to make our debt payments, we could be forced to reduce or delay capital expenditures or to dispose of material assets or operations, potentially at a substantial loss. If we were unable to pay our debt, we might need to restructure or refinance our debt at potentially higher rates of interest. Alternatively, we might need to seek additional equity capital, which would dilute the value of the shares held by our existing shareholders. We may not be able to do any of these things, or we may not be able to do them on satisfactory terms. If we failed to make our debt payments, the lenders would be able to declare all amounts we owe to be immediately due and payable. If this were to occur, we would likely not have funds available to us to pay off the debt. In addition, if we could not repay our secured debt, secured lenders could proceed against any collateral securing that debt. The collateral for our secured debt consists of substantially all of our assets, including receivables, inventories, real property, personal property, and intangible assets. If we are unable to pay our debt or other obligations, including paying our February 1, 2001 interest payment within the grace period ending on March 3, 2001, we may be forced to seek protection from creditors under the bankruptcy laws.

We must comply with a number of significant debt covenants that limit our flexibility.

The agreements that govern our debt, particularly the indenture that governs our 11 1/4% senior subordinated notes, restrict a number of our activities. Unless we obtain consent from our lenders, we cannot dispose of or create liens on assets or create additional indebtedness. We are not permitted to pay dividends to shareholders or repurchase stock. Our debt covenants restrict our ability to acquire new businesses or make investments or loans to others. We are also subject to covenants that limit our ability to make capital expenditures, change the business we conduct, or engage in transactions with related parties. In addition, if there is a change of control of our company, we may be required to repay our debt early. If we breach any of these covenants, the lenders may be able to declare all amounts we owe to be immediately due and payable. If this were to occur, we would likely not have funds available to us to pay off the debt.

We may not be successful if we fail to manage our rapid growth.

We have experienced rapid growth from both operations and acquisitions. This growth has placed and will continue to place significant demands on our managerial, administrative, financial and operational resources. For example, both our total number of employees and the number of our operating sites nearly doubled as a result of acquiring our European Aerospace Group, which was formed when we acquired Aeromet in July 1998. The size of our European Aerospace Group has caused and will continue to cause it to have a significant impact on our future financial results. As we grow and our business operations become more complex, we will need to be increasingly diligent in our business decisions. To manage our growth effectively, we must continue to improve our operational, accounting, financial and other management processes and systems. Our U.S. operating divisions have had different accounting systems, which we have integrated or are in the process of integrating. We must also continue to attract and retain highly skilled management and technical personnel. If we do not effectively manage these aspects of our growth, we may not succeed.

Our past and possible future acquisition strategy could negatively impact our performance.

We have historically pursued an aggressive acquisition strategy. Although we are currently focusing substantially all of our attention on existing operations and on internal growth, we expect that in the future we may evaluate and pursue potential strategic acquisitions. We have incurred substantial losses as a result of some of our acquisitions and investments, including approximately $4.6 million in fiscal 2000 and approximately $12.7 million in fiscal 1999. We need to better manage our acquisition strategy. This includes accurately assessing the value, strengths and weaknesses of acquisition candidates, as well as successfully implementing necessary changes at newly acquired subsidiaries. In the past, our aggressive acquisition strategy has diverted management attention from our operations, increased borrowings, disrupted product development cycles and diluted earnings per share. If we do not successfully manage future acquisitions, if any, our financial performance could continue to be negatively impacted by acquisitions.

We have experienced asset impairment and may experience additional asset impairment in the future.

We review long-lived assets and intangibles for potential impairment of value whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. An impairment is determined by totaling the estimated net future cash flows derived from the asset and comparing that total to the book value of the asset. When the total of the net future cash flows is lower than the book value, an impairment exists. The amount of the impairment is the difference between the present value of the net future cash flows and the book value of the asset. During the fourth quarter of fiscal 2000, due to continuing losses and continued weakness in our business related to changes in the commercial aerospace and transportation industries, our evaluation resulted in the realization of a $4.6 million impairment of goodwill and a $600,000 property impairment related to our U.S. Aerospace Group. We will continue to evaluate our assets, especially in our aerospace groups, on a quarterly basis until such time as our divisions become consistently profitable. Our future evaluations could result in additional impairment charges, primarily for goodwill and for property and equipment. These possible impairment charges could be material as our balance sheet at November 30, 2000 includes approximately $36 million of goodwill and $41 million of property, plant and equipment.

We may conclude that deferred income tax assets are not sufficiently likely to be realized and need to be written off.

We review deferred income tax assets for realizability of value quarterly. If we continue to experience losses in future periods, we may conclude that deferred income tax assets do not meet the accounting requirement of "more likely than not" to be realized and need to be written off, resulting in an increase in deferred income tax expense and net loss. The deferred income tax expense related to this write-off could be material as our balance sheet at November 30, 2000, includes approximately $3.7 million of deferred income tax assets.

Our European Aerospace Group has had and will continue to have a significant impact on our business.

The acquisition of our European Aerospace Group in 1998 doubled the size of our company. Approximately 50% of our assets and approximately 45% of our revenues are associated with our operations in the United Kingdom. It is more difficult for us to manage a business in the United Kingdom than our other businesses, which are located in Washington State. The reasons for the increased difficulty include differences in time, distance, business practices and cultural variations. Our ownership of a business in Europe also subjects us to regulatory, tax, and trade restrictions that we did not previously face. If we retain ownership of our European Aerospace Group and do not effectively manage that group, we may not be successful.

Changes in foreign currency exchange rates could negatively affect our financial position.

Because of our European Aerospace Group, we may decide to engage in hedging transactions to protect against losses caused by changes in the exchange rate between the U.S. dollar and the British pound sterling. However, we have not engaged in hedging transactions to date. Since approximately 50% of our transactions are conducted in foreign currency, the exchange rate risk could be material. For the six months ended November 30, 2000, we incurred a foreign currency translation loss of approximately $3 million. Even if we were to engage in hedging transactions, they may not completely offset any such losses. Our European Aerospace Group has a few contracts that are in European currencies other than British pounds sterling, or in U.S. dollars. We believe that the conversion of European currencies to the Euro will not have a material adverse effect on the European Aerospace Group's business or financial condition.

We might have to issue a significant number of additional shares to the investors in our summer 2000 private placement, which would result in dilution for our other shareholders.

Under the terms of the adjustable warrants and the vesting warrants issued in our Summer 2000 private placement, we may be required to issue a significant number of additional shares of common stock to the investors in that private placement. Although the total number of shares of common stock issuable upon exercise of the adjustable warrants and the vesting warrants cannot currently be determined, we believe that applicable Nasdaq rules permit us to issue up to 6,621,712 shares of common stock as a result of the offering without shareholder approval. If the number of shares issuable under the terms of the warrants would exceed the number permitted by Nasdaq rules to be issued, we would have the option either to seek shareholder approval to issue the excess shares or to make cash payments to the investors in lieu of issuance of the excess shares. The indenture governing our 11 1/4% senior subordinated notes would not currently permit us to make cash payments in lieu of the excess shares. If we seek shareholder approval to issue additional shares but do not receive the approval, we would have to make such cash payments if the indenture permitted us to make such cash payments. We would not be subject to additional penalties if, after unsuccessfully using our best efforts to obtain shareholder approval, the indenture prevented us from making such cash payments.

The dilution from our adjustable warrants and vesting warrants could decrease the market price of our common stock.

To the extent that shares of common stock become exercisable under the adjustable warrants and the vesting warrants issued in our Summer 2000 private placement, the market price of our common stock could decrease because of additional shares being acquired by the selling shareholders and sold in the market. The selling shareholders may have an incentive to sell common stock in the market before the adjustable warrants fully vest because those sales could contribute to a reduced price for our common stock. A reduced price could allow the selling shareholders to exercise the adjustable warrants for additional shares of common stock on subsequent vesting dates. The issuance and sale of those additional shares could further depress the market price of the common stock and encourage short sales of our common stock. In addition, the possibility of dilution and decreased market price could inhibit our opportunities to obtain additional public or private financing when and if needed or on terms acceptable to us.

Future issuances or resales of a significant number of shares of our common stock could negatively affect the market price of our stock.

Sales of a significant number of shares of common stock in the public market or the prospect of such sales could adversely affect the market price of our common stock. This offering covers the resale by the selling shareholders of up to 1,607,010 shares of common stock. This offering does not cover shares that two of the selling shareholders may obtain under the adjustable warrants and the vesting warrants described in this prospectus. The actual number of shares issuable upon exercise of those warrants cannot be determined at this time because the adjustment provisions of the adjustable warrants and vesting events under the vesting warrants will determine the number of shares issuable under those warrants. We are obligated to file another registration statement that will permit the selling shareholders to resell the shares issuable under those warrants once the number of shares issuable is determined. As of December 1, 2000, we have also reserved 2,295,000 common shares for issuance under our publicly traded warrants with an exercise price of $4.6875 per share, 3,361,448 common shares for issuance under options outstanding under our two stock incentive plans, with exercise prices ranging from $1.00 to $4.687 per share, 161,696 common shares for issuance under options outstanding under our independent director stock plan, with exercise prices ranging from $.92 to $6.06 per share, and 838,609 common shares for issuance under other warrants, with exercise prices ranging from $2.00 to $7.20 per share. We also have an employee stock purchase plan permitting employees to purchase shares of common stock using payroll deductions. Shares issued upon exercise of our outstanding warrants or options or pursuant to the employee stock purchase plan would be available for resale in the public markets, subject in some cases to volume and other limitations. Any future issuance of a significant number of common shares, or any future resales by the holders of a significant number of common shares, or the prospect of such issuances or resales, could negatively affect the market price of our common stock.

Our common stock could be delisted from the Nasdaq National Market System, which could make it more difficult to buy or sell our common stock, and which would result in our obligation to issue a substantial number of additional shares to the selling shareholders.

Our common stock is quoted on the Nasdaq National Market System. In order to remain listed on this market, we must meet Nasdaq's listing maintenance standards. Because the minimum bid price for our common stock has been less than $1.00 for over 30 consecutive trading days, or if we were unable to meet Nasdaq's standards for any other reason, our common stock could be delisted from the Nasdaq National Market System. The minimum bid price of our common stock has been lower than $1.00 since November 7, 2000.

On December 21, 2000, we received a letter from Nasdaq raising a concern regarding the continued listing of our common stock on the Nasdaq National Market System. The letter advised us that our common stock had failed to maintain a minimum bid price greater than or equal to $1.00 over the previous thirty consecutive trading days, as required by applicable Nasdaq rules. As of January 25, 2001, our common stock continued to trade below $1.00.

The letter advised us that we would be provided 90 calendar days, or until March 21, 2001, to regain compliance with the minimum bid price rule. The letter further advised that if, at any time before March 21, 2001, the bid price of our shares of common stock is equal to or greater than $1.00 for a minimum of ten consecutive trading days, Nasdaq would determine if we comply with the rule. However, if we were unable to demonstrate compliance with the requirement on or before March 21, 2001, Nasdaq would provide us with written notification that Nasdaq had determined to delist our common stock. We would then be entitled to request a review of that determination.

We also received a letter from Nasdaq on December 6, 2000, raising concerns about whether we would be able to sustain compliance with the continued listing requirements of the Nasdaq Stock Market as a result of the "going concern" warning that we received from our independent auditors in their last audit report. Nasdaq requested that we provide it with certain information addressing its concerns. We responded to that request in a timely manner, and Nasdaq has not yet notified us as to whether we adequately addressed its concerns.

If our common stock were delisted, it would trade on the electronic bulletin board, rather than on either the Nasdaq National Market or Small Cap Systems, and the liquidity for our common stock would be adversely affected. In addition, delisting would trigger the vesting of penalty shares under the vesting warrants held by the selling shareholders, which would result in additional dilution. For example, assuming a market price of Pacific Aerospace common stock of $.50 per share, the closing price of our common stock on January 25, 2001, each of the selling shareholders would receive an additional 210,000 shares. The selling shareholders would receive additional shares on each monthly anniversary of the delisting until such time as our common stock is again listed on the Nasdaq National Market or Small Cap Systems, or the New York or the American Stock Exchanges or until expiration of the vesting warrants. Delisting would also give the selling shareholders the right to accelerate the vesting of shares under the adjustable warrants they hold, rather than having to wait for the expiration of 60 trading days from the date of this prospectus to obtain all of their shares under those warrants. In the event of delisting, the number of shares issuable to the selling shareholders would no longer be subject to the Nasdaq shareholder approval requirement.

We depend on some significant customers continuing to purchase our products, and our revenues will decline significantly if we cannot keep or replace these customers.

We do not have long-term contracts with most of our major customers, and our long-term contracts generally permit the customer to cancel their orders. We depend on our customers continuing to place orders for our products. Our top ten customers in terms of revenues during fiscal 2000 together accounted for approximately 46% of our revenues for that year, and no other customer accounted for more than 2% of our revenues. Only the top four customers individually accounted for 5% or more of our revenues, with The Boeing Company at approximately 10%, Rolls-Royce plc at approximately 7%, PACCAR, Inc. at approximately 6%, and Aeronautical Macchi Manufacturing Corporation (Aermacchi) at approximately 5%. We produce machined and cast metal aircraft components for Boeing, Rolls-Royce and Aermacchi, and cast metal heavy trucking components for PACCAR. Because of the relatively small number of customers for most of our products, our largest customers can influence product pricing and other terms of trade. If we were to lose any of our largest customers, or if they reduced or canceled orders, our business and financial performance could be harmed.

We operate in industries that are subject to cyclical downturns that could adversely affect our revenues.

We operate in historically cyclical industries. The aerospace, defense and transportation industries are sensitive to general economic conditions, and past recessions have adversely affected these industries. In past years, a number of factors have adversely affected the aerospace industry, including increased fuel and labor costs, and intense price competition. Recently, the commercial aircraft industry experienced a downturn in the rate of its growth due to changing economic conditions and as a result of the ongoing financial crisis in Asia, which caused reductions in production rates for some commercial airline programs. The major aircraft manufacturers responded, in part, by significantly decreasing their inventory levels. Although very recently the aerospace industry seems to have been experiencing better results, we have not yet benefited from the improvements. Additional cancellations or delays in aircraft orders from customers of Boeing or Airbus could reduce demand for our products and could have a material adverse effect on our business and financial performance. Cyclical factors and general economic conditions could lead to a downturn in demand for our core products and decrease our revenues.

We may fail to retain our key management and technical personnel, which could negatively affect our business.

We believe that our ability to successfully implement our business strategy and to operate profitably depends significantly on the continued employment of our senior management team, led by our president, Donald A. Wright, and our ability to retain and hire engineers and technical personnel with experience in the aerospace and electronics industries. We have key man life insurance policies on the life of Mr. Wright totaling $8 million. We also have an employment agreement with Mr. Wright and several other senior managers. However, our business and financial results could be materially adversely affected if Mr. Wright, other members of the senior management team, or significant engineers or technical personnel become unable or unwilling to continue in their present employment. Our growth and future success will depend in large part on our ability to retain and attract additional board members, senior managers and highly skilled technical personnel with experience in the aerospace and electronics industries. Because our U.S. operations are not located in a large metropolitan area, we may face more difficulty in acquiring and retaining key management and technical personnel than our competitors in major cities. Competition for such individuals is intense, and we may not be successful in attracting and retaining them, which could interfere with our ability to manage our business profitably.

We may not be able to convert all of our backlog into revenue.

We sell the majority of our products through individual purchase orders. Many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor. Historically, we have not experienced a large number of significant order cancellations. However, from time to time, customers cancel orders as a result of a program being cancelled or for other reasons. As of May 31, 2000, we had purchase orders and contractual arrangements evidencing anticipated future deliveries, which we treat as backlog, through fiscal year 2002 of approximately $80 million. We expect to deliver approximately $70 million of this backlog in fiscal year 2001. We may not be able to complete all of that backlog and book it as net sales, if we experience cancellations of pending contracts or terminations or reductions of contracts in progress.

If we do not adapt to technological change and develop new products, we could lose customers and our revenues could decline.

The market for our products in both the aerospace and the electronics industries is characterized by evolving technology and industry standards, changes in customer needs, adaptation of products to customer needs, and new product introductions. Other companies that manufacture components for the aerospace and electronics industries from time to time may announce new products, enhancements, or technologies that have the potential to replace or render our existing products obsolete. Our success will depend on our ability to enhance our current products and develop new products to meet changing customer needs, and achieve market acceptance of those products. We view our proprietary technology and our level of technological development as our primary strengths. Because most of our research and development efforts are funded by customers, it will be essential for us to continue to respond effectively to our customers' needs. We will also need to anticipate or respond to evolving industry standards and other technological changes on a timely and cost-effective basis. If we do not adequately respond to these changes, we could lose customers and our revenues could decline.

Our markets are highly competitive, and our competitors' strengths may prevent us from executing our business strategy.

We have substantial competition in many of the markets that we serve. In the electronics markets, our competitors are generally larger than we are. In the aerospace market, we compete with both regional machine shops and forming business and offshore foundries, which tend to have lower costs. Many of these competitors have greater financial resources, broader experience, better name recognition and more substantial marketing operations than we have, and they represent substantial long-term competition for us. We believe that our manufacturing processes, proprietary technologies and experience provide significant advantages to our customers. These advantages include high quality, more complete solutions, competitive prices, and physical properties that meet stringent demands. However, competitors can use alternative forms of manufacturing to produce many of the components and products that we make.
These competing products could be of the same or better quality and price as those we produce. We expect our competitors to continue making new developments, and they could develop products that customers view as more effective or more economical than our products. In addition, our competitors may introduce automation processes and robotics systems that could lower their costs of production substantially. If we are not able to compete successfully against current and future competitors, and respond appropriately to changes in industry standards, our business could be seriously harmed.

If we cannot obtain raw materials when needed and at a reasonable cost, we could have difficulty producing cost-effective products and delivering them on time.

Our European Aerospace Group obtains approximately 70% of its titanium from one supplier and is subject to a lead time of approximately 65 weeks in ordering and obtaining titanium. While the European Aerospace Group generally has managed the ordering process to obtain titanium when needed, a labor strike at the supplier negatively affected the group's ability to obtain timely deliveries of titanium during fiscal 1999 and into the 2000 fiscal year. Although the shortage of titanium did not have a material adverse effect on our European Aerospace Group's business or on our overall financial condition, we lost some business due to customers' dual sourcing contracts, and some customer orders that were expected to be delivered in fiscal 1999 were delayed into fiscal 2000 and 2001. The effect of the strike emphasizes the fact that a failure to obtain titanium or other raw materials when we need them, or significant cost increases imposed by suppliers of raw materials such as titanium or aluminum, could damage our business and financial performance. We generally have readily available sources of all raw materials and supplies we need to manufacture our products and, where possible, we maintain alternate sources of supply. However, we do not have fixed price contracts or arrangements for all of the raw materials and other supplies we purchase. We have experienced in the past shortages of, or price increases for, raw materials and supplies, and shortages or price increases may occur again in the future. Our current cash shortage has resulted in our deliberate efforts to reduce inventories. Reduced inventories could result in even greater raw material shortages in the future. Future shortages or price fluctuations could have a material adverse effect on our ability to manufacture and sell our products in a timely and cost-effective manner.

We need to protect our intellectual property and proprietary rights, and protection may be costly and not always available.

Significant aspects of our business depend on proprietary processes, know-how and other technology that are not subject to patent protection. We rely on a combination of trade secret, copyright and trademark laws, confidentiality procedures, and other intellectual property protection to protect our proprietary technology. However, our competitors may still develop or utilize technology that is the same as or similar to our proprietary technology.

We have 29 U.S. patents, 7 U.S. patent applications pending (including 3 allowed applications), 1 PCT International patent applications pending, 7 patent applications pending in non-U.S. jurisdictions, and 1 European patent enforceable in the U.K. We can provide no assurance that any of the patent applications will result in issued patents, that existing patents or any future patents will give us any competitive advantages for our products or technology, or that, if challenged, these patents will be held valid and enforceable. Most of our issued patents expire at various times over the next 15 years, with 13 patents expiring over the next four years. These 13 patents, as well as six other patents that recently expired, relate to products manufactured by our U.S. Electronics Group and constituted approximately 0.9% of our consolidated revenue in fiscal 2000. Although we believe that the manufacturing processes of much of our patented technology are sufficiently complex that competing products made with the same technology are unlikely, our competitors may be able to design competing products using the same or similar technology after these patents have expired.

Despite the precautions we have taken, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Existing intellectual property laws give only limited protection with respect to such actions, and policing violations of these laws is difficult. The laws of other countries in which our products are or may be distributed do not protect products and intellectual property rights to the same extent as do the laws of the United States. We could be required to enter into costly litigation to enforce our intellectual property rights or to defend infringement claims by others. Infringement claims could require us to license the intellectual property rights of third parties, but licenses may not be available on reasonable terms, or at all.

We could be subject to product liability claims and lawsuits for harm caused by our products.

Many of our customers use our products for applications such as aircraft, satellites, heavy trucks and other uses in which failure could have serious consequences. We maintain product liability insurance with a maximum coverage of $2 million. However, this insurance may not be sufficient to cover any claims that may arise. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business and financial performance.

We must comply with environmental laws, and any failure to do so could subject us to claims or regulatory action.

Our facilities are subject to regulations concerning solid waste disposal, hazardous materials generation, storage, use and disposal, air emissions, waste water discharge, employee health and other environmental matters. A number of the metals, chemicals and other materials used in and resulting from our manufacturing processes are classified as hazardous substances and hazardous wastes. If we do not meet permitting and other requirements of applicable environmental laws, we could be liable for damages and for the costs of remedial actions. We could also be subject to fines or other penalties, including revocation of permits needed to conduct our business. Any permit revocation could require us to cease or limit production at one or more of our facilities, which could damage our business and financial performance. We have an ongoing program of monitoring and addressing environmental matters, and from time to time in the ordinary course of business we are required to address minor issues of noncompliance at our operating sites. From time to time, we identify operations or processes that lack required permits or otherwise are not in full compliance with applicable environmental laws. Although we believe these items have not been material to date, we maintain an environmental compliance team, and our policy is to take steps promptly to remedy any noncompliance.

We have a policy of obtaining environmental assessment reports in connection with the acquisition of properties at which we believe historical operations could have caused adverse environmental conditions. We are not aware of any historical contamination on our properties or involving neighboring activities, except that we currently lease property in Tacoma, Washington that is located within a superfund site that has been the subject of regulatory action for several years. We have not been named as a potentially liable party for contamination associated with this superfund site, and we have no reason to believe that we will be so named.

Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. As a generator of hazardous materials, we are subject to financial exposure with regard to our properties even if we fully comply with these laws. In addition, we utilize facilities that are located in industrial areas and have lengthy operating histories. As a consequence, it is possible that historical or neighboring activities have affected properties we currently own, and that, as a result, additional environmental issues may arise in the future, the precise nature of which we cannot now predict. Any present or future noncompliance with environmental laws or future discovery of contamination could have a material adverse effect on our results of operations or financial condition.

As a U.S. Government contractor or subcontractor, if we do not comply with federal laws and regulations we could lose those contracts and incur penalties.

We manufacture some of our products under contracts with the United States government. We manufacture other products under contracts with private third parties who utilize our products to satisfy United States government contracts to which they are a party. Federal acquisition regulations and other federal regulations govern these relationships. Some of these regulations relate specifically to the seller-purchaser relationship with the government, such as the bidding and pricing rules. Under regulations of this type, we must observe pricing restrictions, produce and maintain detailed accounting data, and meet various other requirements. Other regulations relate to the conduct of our business generally, such as regulations and standards established by the Occupational Safety and Health Act or similar state laws and relating to employee health and safety. In particular, regulations governing these contracts require that we comply with federal laws and regulations, in general, or face civil liability, cancellation or suspension of existing contracts, or ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. In addition, loss of governmental certification (that we are eligible for government contracted work) could cause some of our customers, including customers in the defense industry, to reduce or curtail their purchases from us, which could harm our business.

We have not identified any noncompliance with federal regulations affecting these government contracts that would be material. We have identified conditions that require attention or action. For example, as part of our environmental compliance team efforts discussed in the previous section, we determined that our written policies and training programs relating to employee health and safety matters at several of our facilities required updating and revision to ensure consistency among our United States subsidiaries and compliance with applicable regulations. We are currently updating and implementing these written policies and training programs. These actions are being taken to ensure compliance with applicable laws, and not in response to any violations identified by regulatory agencies.

                                 OUR BUSINESS

Pacific Aerospace is an engineering and manufacturing company with operations in the United States and the United Kingdom. We design, manufacture and sell components and subassemblies used in technically demanding environments. Products that we produce primarily for the aerospace and transportation industries include machined, cast, and formed metal parts and subassemblies, using aluminum, titanium, magnesium, and other metals. Products that we produce primarily for the defense, electronics, telecommunications and medical industries include components such as hermetically sealed electrical connectors and instrument packages, and ceramic capacitors, filters and feedthroughs. Our customers include global leaders in all of these industries. We are organized into three operational groups: U.S. Aerospace, U.S. Electronics, and European Aerospace.

For our fiscal year ended May 31, 2000, we had net sales of approximately $113 million, with the European Aerospace Group contributing approximately $57 million in net sales. On October 31, 2000, we announced our intention to sell our European Aerospace Group in order to reduce our outstanding 11 1/4% senior subordinated notes. As of May 31, 2000, we had approximately $64 million in principal amount of 11 1/4% senior subordinated notes outstanding. Because we have just begun the process of seeking buyers for our European Aerospace Group, we do not know whether we will be successful in selling that group and, if successful, we do not know the amount of net proceeds that would be available to reduce our 11 1/4% senior subordinated notes. If, at such time as we have committed to a formal plan of disposition of the European Aerospace Group, any impairment of the assets of that group can be reasonably determined, we will record any such impairment loss in our consolidated financial statements. Although we cannot currently reasonably determine the extent of any such impairment loss, it could be substantial.

                              RECENT DEVELOPMENTS

On January 30, 2001, we announced that we will not make the scheduled semi-annual interest payment of approximately $3.6 million on our 11 1/4% senior subordinated notes on February 1, 2001. We have a grace period of 30 days after February 1, 2001 to make the payment before an event of default occurs under the indenture governing the notes. If we cannot obtain additional cash when needed, we may be unable to make this interest payment within the grace period or to fund our operations and to pay all obligations as they become due or at all. If we are unable to fund our operations and to pay our debt and other obligations, including paying our February 1, 2001 interest payment within the grace period ending on March 3, 2001, we may be forced to seek protection from creditors under the bankruptcy laws.

                     INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c),

14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all the shares.

The following documents filed with the SEC are incorporated by reference in this prospectus:


     1. Our annual report on Form 10-K for the year ended May 31, 2000, filed on August 28, 2000, our first amended annual report on Form 10-K/A filed on October 13, 2000, our second amended annual report on Form 10-K/A filed on January 18, 2001, and our third amended annual report on Form 10-K/A filed on January 31, 2001;

     2. Our amended current report on Form 8-K/A filed on July 13, 2000, and our second amended current report on Form 8-K/A filed on January 17, 2001;

     3.   Our current report on Form 8-K filed on August 8, 2000;

     4.   Our definitive proxy statement filed on September 7, 2000;

     5. Our quarterly report on Form 10-Q for the quarter ended August 31, 2000, filed on October 12, 2000, and our amended quarterly report on Form 10-Q/A filed on January 18, 2001;

     6. Our quarterly report on Form 10-Q for the quarter ended November 30, 2000, filed on January 12, 2001, and our amended quarterly report on Form 10-Q/A filed on January 31, 2001;

     7. Our amended quarterly report on Form 10-Q/A for the quarter ended February 29, 2000, filed on January 26, 2001; and

     8. The description of our common stock set forth in our registration statement on Form 8-B as filed with the SEC on February 6, 1997.

You may request free copies of these filings by writing or telephoning us at the following address: Pacific Aerospace & Electronics, Inc., 430 Olds Station Road, Third Floor, Wenatchee, Washington 98801, Attention: Mr. Tom Barrows, Investor Relations, (509) 667-9600.

The information relating to Pacific Aerospace contained in this prospectus is not comprehensive, and you should read it together with the information contained in the incorporated documents.

                             AVAILABLE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules.

We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance you should refer to the copy of the contract or other document filed as an exhibit to the registration statement.

                             SELLING SHAREHOLDERS

Shares Offered by the Selling Shareholders. The selling shareholders are offering up to 1,607,010 shares of common stock pursuant to this prospectus. These shares are related to a private placement that closed on July 27, 2000 and are composed of:

 .    1,142,860 shares of common stock sold by Pacific Aerospace to Strong River
     Investments, Inc. and to Bay Harbor Investments, Inc. on July 27, 2000;

 .    up to 385,000 shares of common stock issuable to Strong River and Bay
     Harbor upon exercise of closing warrants issued to them on July 27, 2000;
     and

 .    up to 79,150 shares of common stock issuable upon exercise of warrants issued on July 27, 2000 to the placement agent that acted on behalf of Pacific Aerospace in the private placement.

The private placement was made pursuant to the exemption from registration contained in Rule 506 of Regulation D under the Securities Act based on the sale to accredited investors in a private transaction with the purchasers acknowledging that the securities cannot be resold unless registered or exempt from registration under the securities laws. In the private placement, we agreed with the investors to file the registration statement of which this prospectus is a part to register the shares for resale in the U.S.

We have filed this prospectus and the related registration statement with the SEC to allow the selling shareholders to resell the shares to third parties according to the plan of distribution described in this prospectus. See "Plan of Distribution."

In the private placement, we also issued to Strong River and Bay Harbor the adjustable warrants and the vesting warrants described in this section. We are obligated to file another registration statement with the SEC and to make and keep it effective so that the selling shareholders will be able to resell the shares issuable under the adjustable warrants and the vesting warrants, once the number of shares issuable under those warrants is determined.

Description of Summer 2000 Private Placement. On July 27, 2000, we issued 1,142,860 shares of common stock and warrants to purchase additional shares to two accredited investors, Strong River Investments, Inc. and Bay Harbor Investments, Inc., for gross proceeds of $2.0 million. We paid a commission to Rochon Capital Group, Ltd. comprised of $80,000 in cash and warrants to purchase 79,150 shares of common stock, at an exercise price of $1.7688 per share, exercisable through July 27, 2003, for representing Pacific Aerospace in this transaction. After taking into consideration other expenses related to the transaction, we received net proceeds at closing of $1,886,500, which we used to pay down our U.S. credit line.

We also issued to the investors on July 27, 2000, closing warrants to purchase an aggregate of 385,000 shares of common stock at an exercise price of $2.01 per share, exercisable through July 27, 2003, and adjustable warrants and vesting warrants to purchase a currently indeterminate number of shares, as described below. The vesting dates and expiration dates contained in the warrants and the numbers of shares issuable upon exercise of the warrants are subject to anti-dilutive adjustments. The terms of the transaction, including the terms of the warrants, were determined by arms length negotiations between Pacific Aerospace and the investors.

The transaction documents also provided that upon effectiveness of the registration statement within 60 days after the first closing, a second closing would occur, and the investors would pay an additional $1.5 million and receive 857,140 additional shares of common stock. No additional warrants would be issued at a second closing. The effectiveness of the registration statement within 60 days after the first closing was the only condition to the second closing. This condition was not satisfied, and the investors have decided not to waive the condition. As a result, the second closing will not occur.

Closing Warrants. On July 27, 2000, Pacific Aerospace issued the accredited investors closing warrants to purchase an aggregate of 385,000 shares of common stock at an exercise price of $2.01 per share. The closing warrants were exercisable in full on the date of issuance and remain exercisable until their expiration on July 27, 2003. These warrants are not subject to any adjustments relating to market price, but the exercise price would be adjusted for the issuance of common stock or common stock equivalents at a price below the warrant exercise price while the warrants are outstanding. The exercise price can be paid in cash, or the holder can utilize a cashless exercise provision. The purpose of the closing warrants was to provide the investors with an opportunity to obtain an additional return on their investment if the common stock price exceeds $2.01 per share prior to expiration of the warrants.

Adjustable Warrants. The adjustable warrants permit the investors to acquire additional shares of common stock for an exercise price of $.001 per share if the market price of the Pacific Aerospace common stock does not achieve and maintain a specific price during each of three vesting periods. Each vesting period consists of the 20 consecutive trading days before each vesting date. The vesting dates are the 20th, 40th and 60th trading days after the effective date of the registration statement, which is the date of this prospectus, subject to the right of the investors to accelerate the vesting dates if any of the triggering events provided in the adjustable warrants occurs.

On each vesting date, Pacific Aerospace will determine with the investors, based on a formula contained in the adjustable warrants, whether the warrants have become exercisable for any warrant shares. For each vesting period, the lowest five closing prices for Pacific Aerospace common stock during that period will be averaged. If the average during a vesting period is less than $1.9022 per share, the investors will be entitled to purchase additional shares in an amount equal to: (i) one-third of the shares purchased by the investors at closing, multiplied by (ii) the difference between $1.9022 and the average of the lowest five closing prices for Pacific Aerospace common stock during that vesting period, all divided by such average. The

$1.9022 was derived by taking $1.75, which was the negotiated number intended to approximate the fair market value of the shares and warrants sold at closing, and dividing that number by .92. Because there are three vesting periods, the formula applies on each vesting date to one-third of the shares purchased by the investors at closing, which limits the effect of the market prices during any single vesting period.

If the average of the lowest five closing prices for Pacific Aerospace common stock is $1.9022 or above during a vesting period, Pacific Aerospace will not have to issue additional shares of common stock for that vesting period. In addition, if the average closing price of Pacific Aerospace common stock exceeds $2.19 per share for any 20 consecutive trading days following the effective date of the registration statement, no further vesting will occur and Pacific Aerospace will never have to issue additional shares under the adjustable warrants.

The investors can exercise adjustable warrants at an exercise price of $.001 per share for fifteen trading days following each of the three vesting dates. The adjustable warrants expire fifteen trading days after the third vesting date. Once the adjustable warrants expire, the investors will not be entitled to additional shares under the adjustable warrants, even if the Pacific Aerospace stock price decreases after that date.


If any of several triggering events occurs before the third vesting date, the investors will have the right to accelerate the vesting of shares under the adjustable warrants. The triggering events include: (1) the acquisition of more than one-third of the voting securities of Pacific Aerospace; (2) the replacement of more than one-half of the members of the Pacific Aerospace board of directors existing as of July 27, 2000; (3) the merger, consolidation or sale of all or substantially all of Pacific Aerospace's assets if the holders of Pacific Aerospace securities following the transaction hold less than two-thirds of the securities of the surviving entity or the acquirer of the assets; (4) a transaction that would change Pacific Aerospace from a public company to a private company; (5) the delisting of Pacific Aerospace common stock for ten consecutive days; (6) failure to deliver certificates to the holders in a timely manner; (7) material breach under the transaction documents; (8) failure to obtain an effective registration statement within 180 days after the closing, which has been extended to 200 days after the closing by the selling shareholders; or (9) failure to maintain the registration statement effective for the required time period.

If any of these triggering events occurs, the investors may give Pacific Aerospace notice, and, to the extent the adjustable warrants have not already vested, Pacific Aerospace will have to determine whether additional shares are issuable under the warrants, using the 20 trading days before the date of the notice as the vesting period. These provisions have several purposes. In the event of any of the fundamental changes to Pacific Aerospace listed as items (1) through (5), these provisions give the investors the ability to get an early determination of whether they are entitled to additional shares under the adjustable warrants. Item (8) above gives the investors the right to trigger vesting by the passage of time, even if the registration statement does not become effective. Finally, these provisions give Pacific Aerospace an additional incentive to comply with its obligations covered by the triggering events listed as (6) through (9) and to cure any failure to comply.

After the number of shares issuable under the adjustable warrants is determined, Pacific Aerospace will be required to file another registration statement to register the resale of those shares by the investors.

Vesting Warrants. The vesting warrants permit the investors to acquire additional shares of common stock for an exercise price of $.001 per share if any of two sets of triggering events occurs. The purpose of the vesting warrants is to give Pacific Aerospace an incentive not to cause any of the triggering events to occur prior to expiration of the vesting warrants and an incentive to cure triggering events that occur, if they can be cured. Each set of events has a different formula for determining the number of shares that become issuable under the vesting warrants. If any of the nine triggering events listed above occurs, the investors will be entitled to receive the number of additional shares of common stock equal to the product of 30% of $3,500,000 divided by the closing price of Pacific Aerospace common stock on the trading day before the date of the event.

The vesting warrants also provide for additional shares under a different formula if a second set of triggering events occurs. These events include: (1) failure to have the registration statement effective within 60 days after the closing; (2) other events relating to actions of Pacific Aerospace in obtaining and maintaining an effective registration statement, and (3) the delisting of Pacific Aerospace common stock for ten consecutive days. If any of these events occurs, and on each monthly anniversary thereafter until cured, the investors will be entitled to receive a number of additional shares equal to the product of 3% of $3,500,000 divided by the closing price of Pacific Aerospace common stock on the trading day before the date of the event or the closing price on the trading day before the date of the anniversary, whichever is applicable.

The figure $3,500,000 represents the amount of the entire investment the investors would have made if the second closing had occurred, and that amount and the 30% and 3% figures were terms of the vesting warrants negotiated with the investors.

The vesting warrants were included in this transaction instead of Pacific Aerospace being obligated to make cash payments to the investors upon the occurrence or continuance of the triggering events. Under the indenture governing its outstanding 11 1/4% senior subordinated notes, Pacific Aerospace would not be permitted to make cash payments to the investors. The vesting warrants provide comparable equity incentives.


One of the second set of triggering events occurred because the registration statement did not become effective within 60 days after the closing. However, the investors waived their rights to any shares under the vesting warrants as a result of that event. If the registration statement is not effective 180 days after closing, which has been extended to 200 days after closing by the investors, shares would vest under the formula described above for the first set of triggering events under the vesting warrants.

The vesting warrants expire five business days after the expiration of the adjustable warrants. Once the vesting warrants expire, the investors will not be entitled to additional shares under the vesting warrants, if one of the triggering events occurs after the expiration date.

Limits on Shares Issuable to the Investors. The adjustable warrants and the vesting warrants, by their terms, cannot be exercised for a number of shares greater than the number Pacific Aerospace may issue without shareholder approval under applicable Nasdaq rules. If the number of shares issuable would exceed the number of shares permitted to be issued without shareholder approval under applicable Nasdaq rules, Pacific Aerospace would have two choices. First, Pacific Aerospace could choose to make a cash payment to the investors, if and to the extent the cash payment is permitted by Pacific Aerospace's lenders, equal to the excess shares multiplied by the closing price of Pacific Aerospace common stock on either the 60th day following the exercise date or the exercise date, whichever is greater. Alternatively, Pacific Aerospace could use its best efforts to obtain shareholder approval for the issuance of the additional shares. The indenture governing the outstanding 11 1/4% senior subordinated notes would not currently permit Pacific Aerospace to make the cash payments to the investors. If this circumstance were to arise, Pacific Aerospace would most likely seek shareholder approval to issue additional shares. If shareholder approval were not obtained, Pacific Aerospace would be obligated to make the cash payment described above, if and to the extent that the cash payment is permitted by the indenture, and would be obligated to pay 18% per annum interest if such payment were not made when due, if and to the extent that the interest payment is permitted by the indenture. Pacific Aerospace would not be subject to additional penalties if, after unsuccessfully using its best efforts to obtain shareholder approval, the indenture prevented Pacific Aerospace from making cash payments to the investors. In the event that the common stock is delisted from Nasdaq, Pacific Aerospace would not be required to seek shareholder approval to issue excess shares, and Pacific Aerospace does not expect that it would seek shareholder approval for the issuance of excess shares.

The closing warrants, the adjustable warrants and the vesting warrants each provides that an investor may not exercise a warrant to the extent that such exercise would result in the investor beneficially owning more than 9.999% of outstanding Pacific Aerospace common stock.

Effect of the Adjustable Warrants and the Vesting Warrants. The following table outlines the number of common shares that would be issuable under the adjustable warrants at several hypothetical adjustment prices. The table also sets forth the total number of shares the investors would beneficially own at such hypothetical adjustment prices and the percentage that such shares would constitute of the resulting outstanding common stock of Pacific Aerospace, assuming the investors had not purchased or sold any Pacific Aerospace securities. Each of the investors, Strong River and Bay Harbor, would own half of the securities shown below.

The closing price of Pacific Aerospace common stock on July 26, 2000, the trading day immediately before the closing of this transaction, was $1.5938 per share. During calendar year 1999, the closing price of Pacific Aerospace common stock ranged from a low of $0.5938 to a high of $2.9688 per share. During calendar year 2000, the closing price of the common stock ranged from a low of $0.3438 to a high of $7.00 per share.

                                                                                     Total Shares   Total Shares as
 Hypothetical                   Shares Issuable  Shares Issuable  Shares Issuable    Issued and      a Percent of
 Adjustment     Shares Issued    Under Closing    Under Vesting    Under Closing     Issuable to      Outstanding
 Price/(1)/       at Closing       Warrants       Warrants /(1)/   Warrants /(2)/    Investors       Stock/(3)/
 ----------       ----------       --------         --------         --------         ---------       ----------
    $0.25         1,142,860         385,000       7,552,814              0            9,080,674          20.90%
    $0.50/(4)/    1,142,860         385,000       3,204,978              0            4,732,838          12.10%
    $0.60         1,142,860         385,000       2,480,338              0            4,008,198          10.44%
    $0.75         1,142,860         385,000       1,755,698              0            3,283,558           8.72%
    $1.00         1,142,860         385,000       1,031,058              0            2,558,918           6.93%
    $1.25         1,142,860         385,000         596,275              0            2,124,135           5.82%
    $1.50         1,142,860         385,000         304,419              0            1,832,279           5.06%
    $1.75         1,142,860         385,000          99,379              0            1,627,239           4.52%
    $2.00         1,142,860         385,000               0              0            1,527,860           4.26%
    $3.00         1,142,860         385,000               0              0            1,527,860           4.26%

___________________

/(1)/ Under the adjustable warrants, the adjustment price would be based on the average of the lowest five closing prices for Pacific Aerospace common stock during the 20 consecutive trading days before each of three vesting dates. This table assumes that the hypothetical adjustment price is the same for each of these vesting periods.

/(2)/ If triggering events occur under the vesting warrants, the number of shares issuable under the vesting warrants would depend on the type and duration of the triggering event and the price of Pacific Aerospace common stock. This table assumes that no shares are issuable under the vesting warrants.


/(3)/ Based on 34,367,246 shares of common stock outstanding on January 25, 2001, plus the shares issuable to investors under the adjustable warrants, vesting warrants and closing warrants shown above.


/(4)/ Closing price of Pacific Aerospace common stock on January 25, 2001.

Information Regarding the Selling Shareholders. No selling shareholder has held any position or office or has had any other material relationship with Pacific Aerospace or any of its affiliates within the past three years, except that Rochon Capital Group, Ltd. was engaged through November 16, 2000 to act as placement agent on behalf of Pacific Aerospace.

The following table sets forth information as of January 25, 2001, to the best of our knowledge, regarding the ownership of common stock by the selling shareholders and as adjusted to give effect to the sale of the shares offered by this prospectus.



                                                                           Shares Beneficially
                                                                         Owned After Offering if
                                                                          All Shares Offered by
                                          Shares                      this Prospectus are Sold/(1)/
                                       Beneficially                   -----------------------------
                                       Owned Prior     Shares Being
       Selling Shareholder           to Offering/(1)/     Offered        Shares         Percent
       ------------------            ----------------     -------        ------         -------
Strong River Investments, Inc./(2)/  2,366,419/(3)/     763,930/(4)/   1,602,489/(5)/   4.66/(5)/
Bay Harbor Investments, Inc./(6)/    2,366,419/(3)/     763,930/(4)/   1,602,489/(5)/   4.66/(5)/
Rochon Capital Group, Ltd./(7)/         79,150/(8)/      79,150/(8)/           0          --

___________________


/(1)/ Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to warrants that are currently exercisable or convertible or may be exercised or converted within 60 days are deemed to be outstanding and to be beneficially owned by the person holding the warrants for the purpose of computing the number of shares beneficially owned. However, for purposes of this chart, shares shown as issuable under the adjustable warrants extend beyond 60 days to the expiration of the third vesting period under these warrants.


/(2)/ Strong River Investments, Inc. is a wholly owned subsidiary of Enright
      Holding Corp., of which Mr. Avi Vigder is managing director. Accordingly, Enright Holding Corp. and Mr. Vigder have voting and investment power over the shares shown above as owned by Strong River Investments, Inc.

/(3)/ Consists of: 571,430 shares of common stock issued to this investor on July 27, 2000; 192,500 shares issuable under the closing warrant held by this investor; and 1,602,489 shares issuable under the adjustable warrant held by this investor, assuming a hypothetical adjustment price of $.50 per share for each vesting period and assuming the expiration of all three vesting periods. Excludes any shares issuable under the vesting warrant held by this investor because no shares are currently issuable under that warrant.

/(4)/ Consists of: 571,430 shares of common stock issued to this investor on July 27, 2000; and 192,500 issuable under the closing warrant held by this investor. Excludes any shares issuable under the adjustable warrant and the vesting warrant held by this investor.


/(5)/ Consists of 1,602,489 shares issuable under the adjustable warrant held by this investor, assuming a hypothetical adjustment price of $.50 per share for each vesting period and the expiration of the three vesting periods. Excludes any shares issuable under the vesting warrant held by this investor because no shares are currently issuable under that warrant. If triggering events occur, the vesting warrant will entitle this investor to additional shares depending on the type and duration of the event and the price of Pacific Aerospace stock.

/(6)/ HBK Investments L.P. has voting and investment control over the securities of Bay Harbor Investments, Inc. pursuant to a management agreement. Each of Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar may be deemed to have voting and investment control as the members of HBK Management LLC, the general partner of HBK Partners II L.P., which is the general partner of HBK Investments L.P.


/(7)/ Voting and investment power over the shares shown above as owned by Rochon
      Capital Group, Inc. is held by Phillip L. Neiman.


/(8)/ Represents shares of common stock issuable upon exercise of warrants issued to Rochon Capital Group, Ltd. on July 27, 2000.

                             PLAN OF DISTRIBUTION

The selling shareholders and any of their future pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

 .         ordinary brokerage transactions and transactions in which the broker-
          dealer solicits purchasers;
 .         transactions in which the broker-dealer will attempt to sell 10,000 or more shares as agent but may then purchase and resell a portion of the shares as principal to facilitate the transaction;
 .         purchases by a broker-dealer as principal and resale by the broker-
          dealer for its account;
 .         privately negotiated transactions;
 .         broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
 .         a combination of any such methods of sale; and
 .         any other method permitted pursuant to applicable law.


The selling shareholders may also sell shares of our common stock under Rule 144 under the Securities Act, if available, rather than under this prospectus. Rule 144 would be available to the selling shareholders after they have had a holding period of one year for the securities. After the one-year holding period is satisfied, each selling shareholder could sell common stock in market transactions, subject to a limit during any three-month period of the greater of 1% of our outstanding common stock or the average weekly trading volume of our common stock calculated pursuant to Rule 144. After a selling shareholder has a two-year holding period for the securities, if the selling shareholder is not a controlling person of our company, the selling shareholder could resell shares of our common stock without restriction.

Broker-dealers engaged by the selling shareholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Pacific Aerospace is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders. Pacific Aerospace has agreed to indemnify the selling shareholders against specified losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                    EXPERTS

The consolidated financial statements of Pacific Aerospace & Electronics, Inc. as of May 31, 1999 and 2000 and for each of the years in the three-year period ended May 31, 2000 have been incorporated by reference in this prospectus and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and therein, and upon the authority of that firm as experts in accounting and auditing. The report of KPMG LLP contained in our annual report on Form 10-K/A for the year ended May 31, 2000, contains an explanatory paragraph that states that Pacific Aerospace's recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                 LEGAL MATTERS

The validity of the issuance of the shares offered by this prospectus has been passed upon for Pacific Aerospace by Stoel Rives LLP of Seattle, Washington.


This prospectus does not constitute an             PACIFIC AEROSPACE &
offer to sell or a solicitation of an               ELECTRONICS, INC.
offer to buy the shares:

   .  in any jurisdiction in which such
      offer to sell or solicitation is              1,607,010 Shares
      not unauthorized;
                                                           of
   .  in any jurisdiction in which the
      person making such offer or                     Common Stock
      solicitation is not qualified to do
      so; or

   .  to any person to whom it is
      unlawful to make such offer or               --------------------
      solicitation.
                                                        PROSPECTUS

                                                   --------------------

                                                                 , 2001
                                                   ---------- ---


                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Distribution.
          ------------------------------

The following table sets forth the expenses incurred in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee and the Nasdaq listing fee.

SEC registration fee paid..................................   $ 2,049
Nasdaq National Market listing fee.........................    17,500
Legal fees and expenses....................................    50,000
Accounting fees and expenses...............................    15,000
Miscellaneous..............................................       451
Total......................................................   $85,000

Item 15.  Indemnification of Officers and Directors.
          -----------------------------------------

Article 8 of the Company's Articles of Incorporation authorizes the Company to indemnify its directors to the fullest extent permitted by the Washington Business Corporation Act through the adoption of bylaws, approval of agreements, or by any other manner approved by the Board of Directors. Such indemnification would be available except for acts or omissions as a director finally adjudged to be intentional misconduct or a knowing violation of law, a vote or consent to an illegal distribution, or any transaction from which the director personally received a benefit in money, property or services to which the director was not legally entitled.

In accordance with such authorization, Section 10 of the Company's Bylaws (the "Bylaws") requires indemnification, to the fullest extent permitted by applicable law, of any person who is or has served as a director or officer of the Company, as well as any person who, while serving as a director or officer of the Company, served at the request of the Company as a director, officer, employee or agent of another entity, against expenses reasonably incurred because such person was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether formal or informal, civil, criminal, administrative or investigative.

Notwithstanding these indemnification obligations, Section 10 of the Bylaws states that no indemnification will be provided (a) to the extent that such indemnification would be prohibited by the Washington Business Corporation Act or other applicable law as then in effect, or (b) except with respect to proceedings seeking to enforce rights to indemnification, to any director or officer seeking indemnification in connection with a proceeding initiated by such person unless such proceeding was authorized by the Board of Directors.

Section 10 of the Bylaws also provides that expenses incurred in defending any proceeding in advance of its final disposition shall be advanced by the Company to the director or officer upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Company, except where the Board of Directors adopts a resolution expressly disapproving such advancement. Section 10 of the Bylaws also authorizes the Board to indemnify and advance expenses to employees and agents of the Company on the same terms and with the same scope and effect as the provisions thereof with respect to the indemnification and advancement of expenses to directors and officers.

Item 16.  Exhibits.
          --------

   Exhibit
   Number     Description
    2.1       Securities Purchase Agreement among Pacific Aerospace & Electronics, Inc., Strong
              River Investments, Inc., and Bay Harbor Investments, Inc., dated as of July 27, 2000.(2)
    4.l       Articles of Incorporation of Pacific Aerospace & Electronics, Inc.(1)
    4.2       Bylaws of Pacific Aerospace & Electronics, Inc., as amended.(3)
    4.3       Form of specimen certificate for Common Stock.(1)
    4.4       Registration Rights Agreement between Pacific Aerospace & Electronics, Inc., Strong
              River Investments, Inc., and Bay Harbor Investments, Inc., dated as of July 27, 2000.(2)
    4.5       Warrant between Pacific Aerospace & Electronics, Inc. and Strong River Investments,
              Inc., dated as of July 27, 2000. (2)
    4.6       Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor  Investments,
              Inc., dated as of July 27, 2000. (2)
    4.7       Warrant between Pacific Aerospace & Electronics, Inc. and Strong River Investments,
              Inc., dated as of July 27, 2000. (2)
    4.8       Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor Investments,
              Inc., dated as of July 27, 2000. (2)
    4.9       Vesting Warrant between Pacific Aerospace & Electronics, Inc. and Strong River
              Investments, Inc., dated as of July 27, 2000. (2)
   4.10       Vesting Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor
              Investments, Inc., dated as of July 27, 2000. (2)
   4.11       Placement Agent Warrant between Pacific Aerospace & Electronics, Inc. and Rochon
              Capital Group, Ltd., dated as of July 27, 2000. (4)
    5.1       Opinion of Stoel Rives LLP.(7)

   23.1       Consent of KPMG LLP.(8)
   23.2       Consent of Stoel Rives LLP (included in Exhibit 5.1).
   24.1       Power of Attorney for officers and certain directors.(5)
   24.2       Power of Attorney for an additional director.(6)

 ______________________________________________________________________________
(1) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 1996.
(2) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 8, 2000.

(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending August 31, 2000.
(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ending May 31, 2000.
(5) Filed with the Registration Statement.
(6) Filed with Amendment No. 1 to this Registration Statement.

(7) Filed with Amendment No. 2 to this Registration Statement.

(8) Filed with this Amendment.


Item 17.  Undertakings.
          ------------

       (a) The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

                      (iii) To include any material information with respect to
                  the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

       (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
           Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Plan of Distribution" and Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, PACIFIC AEROSPACE & ELECTRONICS, INC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 4 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Wenatchee, Washington, on January 31, 2001.


                         PACIFIC AEROSPACE & ELECTRONICS, INC.


                         By:  /s/ Donald A. Wright
                            ---------------------------
                            Donald A. Wright, President


Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on January 31, 2001.

     Signature                                    Title

     /s/ Donald A. Wright                    President, Chief Executive
-------------------------------------------  Officer and Director
         Donald A. Wright                    (Principal Executive Officer)

     /s/ Nick A. Gerde*                      Chief Financial Officer, Vice
-------------------------------------------  President Finance and Treasurer
         Nick A. Gerde                       (Principal Financial and
                                             Accounting Officer)

     /s/ Werner Hafelfinger*                 Director
-------------------------------------------
         Werner Hafelfinger

     /s/ Dale L. Rasmussen*                  Director
-------------------------------------------
         Dale L. Rasmussen

     /s/ William A. Wheeler*                 Director
-------------------------------------------
         William A. Wheeler

     /s/ Robert M. Stemmler*                 Director
-------------------------------------------
         Robert M. Stemmler

     /s/ Gene C. Sharratt, Ph.D.*            Director
-------------------------------------------
         Gene C. Sharratt, Ph.D.

*By  /s/ Donald A. Wright
---------------------------------------
         Donald A. Wright
         (Attorney in Fact)

                                 EXHIBIT INDEX

   Exhibit
   Number     Description
    2.1       Securities Purchase Agreement among Pacific Aerospace & Electronics, Inc., Strong
              River Investments, Inc., and Bay Harbor Investments, Inc., dated as of July 27, 2000.(2)
    4.l       Articles of Incorporation of Pacific Aerospace & Electronics, Inc.(1)
    4.2       Bylaws of Pacific Aerospace & Electronics, Inc., as amended.(3)
    4.3       Form of specimen certificate for Common Stock.(1)
    4.4       Registration Rights Agreement between Pacific Aerospace & Electronics, Inc., Strong
              River Investments, Inc., and Bay Harbor Investments, Inc., dated as of July 27, 2000.(2)
    4.5       Warrant between Pacific Aerospace & Electronics, Inc. and Strong River Investments,
              Inc., dated as of July 27, 2000. (2)
    4.6       Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor  Investments,
              Inc., dated as of July 27, 2000. (2)
    4.7       Warrant between Pacific Aerospace & Electronics, Inc. and Strong River Investments,
              Inc., dated as of July 27, 2000. (2)
    4.8       Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor Investments,
              Inc., dated as of July 27, 2000. (2)
    4.9       Vesting Warrant between Pacific Aerospace & Electronics, Inc. and Strong River
              Investments, Inc., dated as of July 27, 2000. (2)
   4.10       Vesting Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor
              Investments, Inc., dated as of July 27, 2000. (2)
   4.11       Placement Agent Warrant between Pacific Aerospace & Electronics, Inc. and Rochon
              Capital Group, Ltd., dated as of July 27, 2000. (4)
    5.1       Opinion of Stoel Rives LLP.(7)

   23.1       Consent of KPMG LLP.(8)
   23.2       Consent of Stoel Rives LLP (included in Exhibit 5.1).
   24.1       Power of Attorney for officers and certain directors.(5)
   24.2       Power of Attorney for an additional director.(6)

 ______________________________________________________________________________
(1) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 1996.
(2) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 8, 2000.
(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending August 31, 2000.
(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ending May 31, 2000.
(5) Filed with the Registration Statement.
(6) Filed with Amendment No. 1 to this Registration Statement.

(7) Filed with Amendment No. 2 to this Registration Statement.

(8) Filed with this Amendment.